77C.

Results of September 12, 2002 Putnam VT Technology Fund shareholder meeting

A meeting of shareholders of the fund was held on September 12, 2002. At the meeting, a proposal recommending the agreement and plan of reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam VT Technology Fund to Putnam VT Voyager Fund II in exchange for the issuance and delivery of shares of beneficial interest of Putnam VT Voyager Fund II and the assumption by Putnam VT Voyager Fund II of all the liabilities of Putnam VT Technology Fund, and the distribution of such shares to the shareholders of Putnam VT Technology Fund in complete liquidation of the fund was passed as follows: 6,439,135 votes for, 398,927 votes against, with 502,277 abstentions and broker non-votes.